UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 9

1	Names of Reporting Persons Seamus Lagan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Ireland

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,090,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,030,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,090,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 58509R104	13D	Page 3 of 9

1	Names of Reporting Persons Alcimede LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,030,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,030,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,030,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 58509R104	13D	Page 4 of 9

1	Names of Reporting Persons Epizon Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,600,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 58509R104	13D	Page 5 of 9

1	Names of Reporting Persons P. Wilhelm F. Toothe, Trustee of The Shanoven Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,600,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 58509R104	13D	Page 6 of 9

1	Names of Reporting Persons The Shanoven Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,600,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 58509R104	13D	Page 7 of 9

Item 1.          Security and Issuer

This Amendment No. 4 to Schedule 13D amends the Statement on Schedule 13D, dated October 3, 2011, as amended by Amendment No. 1 to Schedule 13D, dated October 1, 2012, by Amendment No. 2 to Schedule 13D, dated February 5, 2013, and by Amendment No. 3 to Schedule 13D, dated April 29, 2015, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Seamus Lagan; Alcimede LLC, a Delaware limited liability company ("Alcimede"); Epizon Ltd. ("Epizon"), a Bahamian international business corporation, which is wholly-owned by The Shanoven Trust, of which P. Wilhelm F. Toothe serves as the trustee; P. Wilhelm F. Toothe, as trustee of The Shanoven Trust; and The Shanoven Trust. Except as expressly amended below, Schedule 13D, dated October 3, 2011, as previously amended, remains in effect.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 4 to Schedule 13D is being filed to report the exercise on June 29, 2015, by Alcimede of 1,000,000 options to purchase a like number of Shares. The exercise price of the options was $2,500,000 ($2.50 per Share), and was payable by offsetting the outstanding amount of a loan owed by the Issuer to Alcimede by $2,500,000.

Item 5.          Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of June 29, 2015, Mr. Lagan may be deemed to beneficially own 12,090,000 Shares (or approximately 36.7% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,000,000 Shares of the Issuer's Common Stock and 30,000 Shares of the Issuer's restricted Common Stock owned of record by Alcimede, and 2,000,000 stock options owned of record by Alcimede to purchase a like number of Shares of the Issuer's Common Stock; (ii) 4,530,000 Shares of Common Stock owned of record by Steven Sramowicz; and (iii) 4,530,000 Shares of Common Stock owned of record by Francisco Roca, III. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede, over the aggregate 3,030,000 Shares beneficially owned by Alcimede, which includes the 2,000,000 stock options owned of record by Alcimede. In addition, Mr. Lagan may be deemed to have shared voting power with Mr. Sramowicz over the 4,530,000 Shares owned of record by Mr. Sramowicz and which are subject to a voting agreement (as more fully described in the above-referenced Amendment No. 3 to Schedule 13D), and Mr. Lagan may be deemed to have shared voting power with Mr. Roca over the 4,530,000 Shares owned of record by Mr. Roca and which are also subject to a voting agreement (as more fully described in the above-referenced Amendment No. 3 to Schedule 13D). Mr. Lagan disclaims beneficial ownership of such Shares owed of record by Mr. Sramowicz and by Mr. Roca. In addition, such Shares do not include the 4,600,000 Shares owned of record by Epizon (or approximately 14.9% of the total number of Shares of Common Stock of the Issuer outstanding), and with respect to such Shares of Common Stock, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

CUSIP No. 58509R104	13D	Page 8 of 9

On June 29, 2015, Alcimede exercised 1,000,000 options at an exercise price of $2,500,000 ($2.50 per Share), and acquired 1,000,000 Shares of the Issuer's Common Stock.

Item 7.           Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit K – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 58509R104	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2015	/s/ Seamus Lagan
Seamus Lagan

Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Member

Epizon Ltd.

	By:	The Shanoven Trust, sole shareholder

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

Exhibit K

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 4 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: July 16, 2015

/s/ Seamus Lagan
Seamus Lagan

Alcimede LLC

By: /s/ Seamus Lagan
Seamus Lagan, Sole Member

Epizon Ltd.

By: The Shanoven Trust, sole shareholder

By: /s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

The Shanoven Trust

By: /s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee